

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Mr. Robert K. Bench
Chief Executive Officer
BayHill Capital Corporation
25 East 200 South
Lehi, UT 84043

>   **Re: BayHill Capital Corporation**
>   **Form 10-K for the Year Ended June 30, 2010**
>   **Filed September 30, 2010**
>   **File No. 000-11730**

Dear Mr. Bench:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note (i) the tardy filing of your Form 10-K and your Form 10-Q for the period ended September 30, 2010, (ii) your statement on page 15 of your Form 10-Q for the period ended September 30, 2010 that you may have failed to delivered proper notice of the sale of substantially all of your assets to your shareholders and (iii) Form 10-K disclosure errors, including, but not limited to:

   - The omission of director compensation information;
   - Mathematical errors in your beneficial ownership table; and
   - References to the wrong fiscal periods on pages 26, 27 and elsewhere.

Mr. Robert K. Bench
BayHill Capital Corporation
March 16, 2011
Page 2

Please consider the above, in determining whether and why management believes that the company's disclosure controls and procedures are effective for the period ended March 31, 2011.

In addition, in your next annual report, please also disclose the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.

Executive Compensation, page 26

2. We note reference to "director fees" on pages F-6 and F-13. Explain why you did not provide the director compensation information required by Regulation S-K Item 402(r) and confirm that you will do so going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy For
Larry Spirgel
Assistant Director